EXHIBIT (d)(3)

STRICTLY CONFIDENTIAL

September 4, 2015

Robert Bianco

VIA HAND DELIVERY

Dear Bob,

This retention letter (this “Letter”) memorializes our discussions concerning your employment at XPO Logistics, Inc. (“Parent”) following the consummation of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger among Parent, Con-way, Inc. (the “Company”) and Canada Merger Corp., dated as of the date hereof (the “Merger Agreement”). This Letter will become effective upon the Effective Time (as defined in the Merger Agreement). If the Effective Time does not occur, this Retention Letter will not become effective and will be null and void ab initio.

1.	Employment with Parent: In consideration of the covenants and obligations referenced in Section 3 of this Letter, effective as of the Effective Time you will be employed with Parent and its affiliates and will initially retain your title, duties and authorities, annual base salary and annual cash target bonus opportunity, each as in effect immediately prior to the Effective Time. Please be advised that we may modify your title after the Effective Time to be consistent with the titles to which we provide similarly situated employees of Parent and its affiliates.

2.	Retention Award: In further consideration of the covenants and obligations referenced in Section 3 of this Letter, subject to the approval of the Compensation Committee of Parent’s Board of Directors, effective immediately following the Effective Time, you will be granted a retention award of fully vested shares of Parent common stock (“Shares”) with an aggregate grant date fair value of $400,000 (the “Retention Award”) under the Parent’s Amended and Restated 2011 Omnibus Incentive Compensation Plan, as amended or restated from time to time, or any successor plan thereto (the “Equity Plan”). One half of the Retention Award will be subject to a lock-up on sales, offers, pledges, contracts to sell, grants of any option, right or warrant to purchase, or other transfers or dispositions, whether directly or indirectly (the “Lock-Up”), from the Effective Time until the 18-month anniversary of the Effective Time, and one half of the Retention Award will be subject to the Lock-Up until the third anniversary of the Effective Time or, in each case, if earlier, your death or a “Change of Control” (as defined in the Equity Plan), and the Retention Award will further be subject to all laws, rules, and regulations applicable to you; provided that the Lock-Up shall not apply to Shares withheld, sold or otherwise transferred to Parent to satisfy the applicable tax withholding in connection with the grant of the Retention Award.

3.	Restrictive Covenants: The covenants set forth on Annex A are hereby incorporated by reference to this Letter as if fully set forth herein.

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Employment Agreement: The Severance Agreement (Change in Control) between you and the Company, dated as of December 18, 2009, as amended January 25, 2010 and September 20, 2012 (the “CIC Agreement”) and the Amended and Restated Severance Agreement (Non-Change in Control) between you and the Company, dated as of June 21, 2010, as amended September 20, 2012 (the “Non-CIC Agreement”), will be unaffected by this Letter, except that (i) you agree that this Letter constitutes your express written consent to the terms and conditions of your employment with Parent and its affiliates following the Effective Time, and you hereby waive any right to terminate your employment for “Good Reason” pursuant to the CIC Agreement (both for purposes of such agreement and any other agreements incorporating such definition, including, without limitation, the agreements governing your equity awards) as a result of the changes in the terms and conditions of your employment as provided in this Letter, and (ii) effective as of the Effective Time, the definitions of “Good Reason” and “Term” under the CIC Agreement shall be amended and restated in their entirety as follows (with any capitalized terms used in these definitions but not otherwise defined in the CIC Agreement as defined in this Letter, and incorporated by reference into such definitions for purposes of the CIC Agreement):

a.	“‘Good Reason’ for termination by you of your employment shall mean the occurrence (without your express written consent) after the Effective Time of any one of the following acts by Parent, or failures by Parent to act, unless such act or failure to act is corrected within 30 days of receipt by Parent of notice of Parent’s intent to terminate for Good Reason hereunder:

i.	the failure of Parent, following the Effective Time, to assume the CIC Agreement and all obligations thereunder, as of the Effective Time;

ii.	a material reduction in your authority, duties or responsibilities from the authority, duties and responsibilities in effect immediately following the Effective Time and as set forth in the Letter; provided; however, that (A) a mere change in your title, (B) the transactions contemplated by the Merger Agreement and any changes to your position, title, duties, reporting responsibilities or authorities in connection therewith or as described in this Letter, and (C) a reduction in position, title, duties, reporting responsibilities or authorities (1) that is associated with you no longer being an executive at a public company or (2) that relates to the Company becoming a subsidiary of another company, in each case, shall not constitute Good Reason;

iii.	a reduction by Parent in your base salary or annual cash target bonus opportunity, each as in effect immediately following the Effective Time and as set forth in the Letter, or as the same may thereafter be increased from time to time;

iv.	the relocation of your principal place of employment to a location that results in an increase in your one way commute of at least 40 miles more than your one way commute immediately prior to the Effective Time;

v.	a substantial increase in your business travel obligations from your business travel obligations immediately prior to the Effective Time;

vi.	the failure by Parent to pay to you when due any portion of the your current compensation;

vii.	the failure by Parent to comply with Section 4.8 of the Merger Agreement during the period specified in such section

viii.	any purported termination of your employment which is not effected pursuant to a notice of termination satisfying the requirements of Section 5 of these Terms and Conditions of the CIC Agreement; for purposes of the CIC Agreement, no such purported termination shall be effective; and

ix.	a material breach of the CIC Agreement (as modified by the Letter) or the Letter by Parent.

Your right to terminate your employment for Good Reason shall not be affected by your incapacity due to Disability except as otherwise provided in the definition of Severance.

If Good Reason first occurs during the last 30 days of the Term and you give notice of your intent to terminate for Good Reason before the end of the Term, the correction period referred to in the first sentence of this definition of Good Reason shall end on the date of termination specified in Section 5.3 of the CIC Agreement.

b.	“Term” means the period of time from the Effective Time through the second anniversary of the Effective Time.

5.	Other Agreements: This Letter shall supersede all employment and similar agreements between you and the Company (or any of its affiliates), provided that (a) except as modified hereby, the CIC Agreement shall not be superseded hereby and shall remain in full force and effect, and (b) any restrictive covenant agreements between you and the Company or its affiliates shall be in addition to the covenants referenced in Section 3 of this Letter, and shall not be superseded hereby and shall remain in full force and effect.

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6.	Continued Employment: From and following the Effective Time, your employment will continue to be “at-will” and may be terminated either by you or by the Company (or its applicable affiliate) at any time, subject to the terms and conditions of the CIC Agreement and/or the Non-CIC Agreement (as applicable). Upon termination of your employment with the Parent and its affiliates for any reason, and you hereby resign any and all positions and offices you may hold with the Parent and its affiliates, effective upon any such termination of employment.

7.	Amendment; Waiver: No provision of this Letter may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in a writing signed by you, Parent and the Company.

8.	Governing Law; Arbitration; Consent to Jurisdiction; Waiver of Jury Trial:

a.	This Letter will be governed, construed, and interpreted under the laws of the State of California without giving effect to any conflict of laws provisions.

b.	Any claim you wish to initiate arising out of or relating to this Letter (including Annex A hereto), the breach thereof, your employment with us, or the termination of that employment will be resolved by binding arbitration before a single arbitrator in the City of San Francisco, California administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

c.	Any claim initiated by us arising out of or relating to this Agreement, the breach thereof, your employment or its termination, shall, at our election, be resolved in accordance with Sections 8(b) or 8(d), in our sole discretion.

d.	You hereby irrevocably submit to the jurisdiction of any state or federal court located in San Francisco, California; provided, however, that nothing herein shall preclude us from bringing any suit, action or proceeding in any other court, including without limitation for the purposes of enforcing the provisions of this Section 8 or enforcing any judgment or award obtained by us. You waive, to the fullest extent permitted by applicable law, any objection you now or hereafter have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in an applicable court described in this Section 8(d), and agree that you will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any court. You further agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any suit, action or proceeding brought in any applicable court described in this Section 8(d) shall be conclusive and binding upon you and may be enforced in any other jurisdiction. To the extent that, notwithstanding Section 8(b) of this Letter, you bring an action in any court, you agree to do so exclusively in the state or federal court located in San Francisco, California, provided that nothing herein shall waive the Company’s right to demand that you comply with Section 8(b). YOU EXPRESSLY AND KNOWINGLY WAIVE ANY RIGHT TO A JURY TRIAL IN THE EVENT THAT ANY ACTION ARISING OUT OF OR RELATING TO THIS LETTER (INCLUDING ANNEX A HERETO) OR THE BREACH THEREOF, OR YOUR EMPLOYMENT, OR THE TERMINATION THEREOF, IS LITIGATED OR HEARD IN ANY COURT.

9.	Counterparts: This Letter may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same

10.	Headings: The Section and subsection headings in this Letter (including Annex A hereto) are for convenience only and shall not affect the meaning of any provisions.

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We look forward to a promising future as a combined entity and believe this opportunity will result in a mutually beneficial and rewarding relationship! Please acknowledge your agreement to the terms of this Letter by your signature below.

Sincerely,

XPO LOGISTICS, INC.

By:	/s/ Gordon Devens
Gordon Devens Senior Vice President and General Counsel

Acknowledged and Agreed:

/s/ Robert Bianco	September 4, 2015
ROBERT BIANCO	DATE

ANNEX A

RESTRICTIVE COVENANTS

1.	Covenant Not to Use Confidential Information to Solicit the Company’s Customers and Carriers.

a.	Agreement Not to Use Confidential Information to Solicit. While employed by Parent or its affiliates (including the Company and its subsidiaries) (the “Parent Group”) and for the two years thereafter, you agree that you will not (nor will you assist any other person or entity to), for any reason, either directly or indirectly, call on, contact, solicit or otherwise take away or disrupt, or attempt to call on, contact, solicit or otherwise take away or disrupt, the relationship of the Parent Group with or business expectancy from any of the Parent Group’s customers or carriers (i) on whose account you worked or with whom you had regular contact, or (ii) as to whom you had access to Confidential Information (in either instance at any time within the last one year of your employment with the Parent Group). This undertaking on your part for our benefit is called your “Non-Solicit Covenant.”

b.	You Acknowledge the Legitimacy, Reasonableness and Fairness of These Covenants to the Parent Group. You acknowledge that: (i) in the course of performing your duties as a sales employee and/or an employee who has had and/or will have direct contact with the customers or carriers of the Parent Group and/or access to proprietary information about them, you will have access to, and be regularly exposed to, and in some cases will generate and control, Confidential Information which is sensitive, and competitively valuable information about the Parent Group; (ii) the Parent Group has developed its Confidential Information through considerable time, effort and expense; (iii) the relationships of the Parent Group with its customers, carriers, vendors, suppliers, business partners and employees, as well the Confidential Information of the Parent Group, constitute valuable and legitimate protectable business interests of the Parent Group; (iv) the covenants in this Letter (including this Annex A) are reasonable and necessary to protect those interests, the Parent Group’s Confidential Information and the Parent Group’s goodwill; and (v) your compliance with the covenants in this Letter (including this Annex A) following termination of your employment will not prevent you from earning a livelihood in a business similar to the business of the Parent Group, but, in any event, your experience and capabilities are such that you now have and will have other opportunities to earn a livelihood and adequate means of support for yourself and your dependents.

c.	For purposes of this Letter (including this Annex A), “Confidential Information” means all information, written (whether generated or stored on magnetic, digital, photographic or other media) or oral, not generally known, or proprietary to the Parent Group about the Parent Group’s businesses, affairs, operations, products, services, customer and carrier lists, pricing strategies, operating processes, business methods and procedures, information technology and information-gathering techniques and methods, business plans, financial affairs, and all other accumulated data, listings, or similar recorded matter useful in the businesses of the Parent Group, including by way of illustration and not limitation:

i.	information about the business, affairs or operation of the Parent Group developed by you or which is furnished to you by any member of the Parent Group during your employment;

ii.	operating instructions, training manuals, procedures, and similar information;

iii.	information about customers, carriers, vendors and other with whom the Parent Group does business (e.g. customer, carrier or vendor lists, pricing, contracts, and activity records);

iv.	information about sales and marketing (e.g., plans and strategies);

v.	information about any other third parties that the Parent Group has a business relationship with or owes a duty of confidentiality to; and

vi.	all notes, observations, data, analyses, compilations, forecasts, studies or other documents prepared by you that contain or reflect any Confidential Information and which is not known to the public generally other than as a result of your breach of this Letter (including this Annex A) or any confidentiality or similar covenant between you and any member of the Parent Group.

However, we expressly acknowledge and agree that the term “Confidential Information” excludes information which (A) is in the public domain or otherwise generally known to the trade, or (B) is disclosed to third parties other than by reason of your breach of your confidentiality obligations under this Letter (including this Annex A) or any confidentiality or similar covenant between you and any member of the Parent Group, or (C) is learned of by you after the termination of your employment from any other party not then under an obligation of confidentiality to the Parent Group.

2.	Refraining from Disparaging Us. While employed by the Parent Group and thereafter, you agree never to disparage, malign or impugn the Parent Group or any of its officers, directors and employees.

3.	Cooperating After Employment Ends. While employed by the Parent Group and thereafter, you agree to fully cooperate with the Parent Group in connection with any investigation, suit, action or proceeding in which you may have relevant information or testimony, including but not limited to providing testimony at depositions or trial, which cooperation and appearance you fully agree to without the necessity of a subpoena or court order. If your assistance is required after your employment has ended, we will reimburse you for your reasonable expenses and accommodate your personal and business schedule to the extent practicable.

4.	Consequences of Your Breach of Your Restrictive Covenants. We reserve the right to use any remedies available to us in law or in equity to enforce our rights under this Letter (including this Annex A), generally, and your Non-Solicit Covenant and other covenants to us set forth in this Letter (including this Annex A), specifically.

5.	Severability. If any provision of this Letter (including this Annex A) or its application is held invalid, such invalidation shall not affect other provisions or applications hereof which can be given effect without the invalid provisions or applications, and so that this objective may be achieved, the provisions hereof are declared to be severable. In the event of a final, non-reviewable, non-appealable determination that any covenant of yours set forth in this Letter (including this Annex A) (whether in whole or in part) is void or constitutes an unreasonable restriction against you, such provision shall not be rendered void but shall be deemed to be modified to the minimum extent necessary to make such provision enforceable for the longest duration and the greatest scope as may constitute a reasonable restriction under the circumstances.

6.	Interpretation. You agree that to the extent you become bound by a prior or subsequent written agreement with the Parent Group or any member thereof setting forth confidentiality, non-solicit, anti-hiring, non-compete and similar covenants in favor of the Parent Group or any member thereof, such prior or subsequent agreement shall be enforceable independent of this Letter (including this Annex A), and shall not be deemed to modify or supersede this Letter (including this Annex A) in any way, or to be modified or superseded by this Letter (including this Annex A) in any way. You and we acknowledge that it is our common and mutual intention that, notwithstanding the terms of any such prior or subsequent agreement, this Letter (including this Annex A) and each such prior or subsequent agreement shall be enforceable severally, and that you will be bound by and subject to the most restrictive and comprehensive restrictive covenants in any agreement with the Parent Group or any member thereof to which you are a party. You and we further expressly acknowledge and agree that there are no oral agreements between you and us pertaining to the subject matter hereof.

7.	Survival. The provisions of this Letter (including this Annex A) shall survive termination of your employment regardless of the reason.

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